Schlitt Investor Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flow from operating activities:			
Net income (loss)			$ 26,631
Adjustments to reconcile net income (loss) to net			
cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Commissions receivable	$	(3,606)	
Prepaid expense		111	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		1,657	
Total adjustments			(1,838)
Net cash and cash equivalents provided by (used in) operating activities			24,793
Cash flow from investing activities:			
Capital distribution		(20,000)	
Net cash and cash equivalents provided by (used in) investing activities			(20,000)
Net cash and cash equivalents provided by (used in) financing activities			-
Net increase (decrease) in cash and cash equivalents			4,793
Cash and cash equivalents at beginning of year			63,044
Cash and cash equivalents at end of year			$ 67,837
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$	-	
Income taxes	$	-	

The accompanying notes are an integral part of these financial statements.